mwe.com Eyal Peled Attorney at Law epeled@mwe.com +1 212 547 5477

March 31, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mindy Hooker
Martin James
Jennifer Angelini
Jay Ingram

Re:	Actelis Networks, Inc.
Draft Registration Statement on Form S-1
Submitted February 10, 2022
CIK No. 0001899005

Dear Mr. Angelini:

On behalf of Actelis Networks, Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 8, 2022, relating to the above referenced Draft Registration Statement on Form S-1 (CIK No. 0001899005) submitted by the Company on February 10, 2022 (the “Draft Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 1.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Please balance your disclosure in the summary with information regarding your history of operating losses, negative cash flows, and significant indebtedness. Additionally, please highlight that your auditor has expressed substantial doubt about your ability to continue as a going concern.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 2 of Amendment No. 1.

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

Risk Factors, page 11

2.

We note that you utilize turn-key and OEM contract manufacturers in Israel and Taiwan. Please add a risk factor assessing the material risks associated with your manufacturing arrangements, including without limitation the risk of shipping delays.

Response: In response to the Staff’s comment, the Company has revised its risk factor on pages 14 and 15 of Amendment No. 1.

Actelis Israel received Israeli government grants . . . , page 22

3.	Please revise your disclosure regarding the disagreement between Actelis Israel and the IIA to (i) describe the process and timing to resolve this disagreement, (ii) quantify the royalties at issue, and (iii) describe the potential consequences and assess the material risks to the company and investors if you do not prevail.

Response: In response to the Staff’s comment, the Company respectfully notes that it decided to align with the position taken by the IIA. Accordingly, the Company has revised its risk factor on page 24 of Amendment No. 1.

Our Bylaws designate a state or federal court located within the State of Delaware as the exclusive forum . . . , page 30

4.	The exclusive forum provisions described in this and the following risk factor appear to be inconsistent. Please revise for consistency, and ensure that your by-laws and charter that will be in effect following the offering conform to these provisions.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 32 and 85 of Amendment No. 1.

Cautionary Note Regarding Forward-Looking Statements, page 32

5.	We note your references to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Please be advised that the safe harbor for forward-looking statements is inapplicable in this context, because you are not currently a reporting company. See Section 27A(a)(1) of the Securities Act. Therefore, please either delete all references to the Private Securities Litigation Reform Act or make it clear that the safe harbor does not apply to this offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 35 and 42 of Amendment No. 1.

Use of Proceeds, page 34

6.	Please disclose the amount of any debt you intend to repay with proceeds from the offering. Refer to Instruction 4 to Item 504 of Regulation S-K. If you do not intend to repay any debt, please revise the disclosure in your Liquidity and Capital Resources section on page 43 to address how you intend to meet your cash needs, including debt obligations, over the next 12 months when you do not plan to use any proceeds from the offering to meet these obligations.

Response: In response to the Staff’s comment, the Company respectfully notes that it does not intend to repay any debt with proceeds from the offering. The Company has revised its disclosure on pages 46 and 48 of Amendment No. 1.

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Capitalization, page 36

7.	Please include bold double lines under the cash and cash equivalent amounts to clearly distinguish them from your capitalization.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 38 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition

Liquidity and Capital Resources

Convertible Notes, Loans, and Warrant, page 43

8.	We note your disclosure that “upon consummation of an equity financing in us, the lenders have the rights to convert the principal amount of the loan in consideration for such number of our securities of the most favorable class and on the most favorable terms as issued under the equity financing, at a conversion price per share reflecting a discount of 30% plus an additional 1% for each two calendar months following March 2017.” Please revise to (i) clarify whether these rights are triggered by the offering, (ii) disclose the number of shares subject to these rights, and (iii) disclose the conversion price in relation to the initial public offering price. Additionally, please revise your disclosure on page 9 to specifically address the treatment of these shares throughout the prospectus.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 47 of Amendment No. 1.

9.	Please revise your disclosure regarding the Migdalor loan to identify the number of shares the counterparty has the option to acquire (making needed assumptions) and to disclose the purchase price therefor in relation to the initial public offering price. Revise the following sentence for clarity, as it implies that the option will automatically convert into shares, potentially without payment: “Upon consummation of the offering, the option may convert into shares of common stock at a formula to be calculated on the initial offering price.” Additionally, please file the Migdalor loan agreement as an exhibit to your registration statement.

Response: In response to the Staff’s comment, the Company will supplementally attach the Migdalor loan agreement as an exhibit to Amendment No. 1. In addition, the Company has revised its disclosure on page 43 and 48 of Amendment No. 1.

10.	Please describe the material terms of your convertible notes, including the provisions governing optional and mandatory conversions. Identify the number of shares for which your outstanding notes may be converted, and clarify whether the conversion price is a 40% discount to the initial public offering price. Additionally, disclose the number of shares the underwriter may purchase pursuant to the warrant issued in connection with your private placement of convertible notes, as well as the exercise price thereof, and specifically address the treatment of this warrant and underlying shares on page 9.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 48 of Amendment No. 1. The Company will supplementally provide the number of shares the underwriter may purchase pursuant to the warrant issued in connection with the private placement of the Company’s convertible notes.

Our Business, page 49

11.	Please revise your disclosure to include a specific, clear description of your current operations, status of product and service development, and markets and distribution methods. Distinguish clearly your aspirations from your accomplishments. Address, without limitation, the following areas:

	1.	Describe the state of development with respect to your 5G, MMwave, and computing capabilities technology, including material hurdles to overcome.

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2.	Expand your description of EMS software, including whether this is propriety, still under development, customized to customer specifications, and other relevant information.

3.	Describe the contractual terms for the services and software you offer, indicating whether these are bundled with your products or sold separately, on an one-time or on-going basis.

4.	Describe the warranty you provide or offer in relation to your products.

5.	Revise statements regarding your intent to address IoT verticals globally, to clearly identify and distinguish your current markets and future market plans.

6.	Identify the locations of your “many distributors and partners around the world,” and describe these relationships.

7.	Describe your sales teams and clarify where they operate, avoiding references to regions where you lack presence.

8.	Identify the basis for your claim to be “best in class.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 55-65 of Amendment No. 1, and with respect to point 8 of this comment, the Company has deleted the reference to “best in class”.

12.	Please revise your disclosure to describe the need for any governmental approval of your principal products and services, and the effect of existing or probable governmental regulations on your business. See Items 101(h)(viii) and (ix) of Regulation S-K. With respect to the statement that your “products are already approved to deliver sensitive information for many critical IoT applications,” identify this approval and the extent of its application. Revise your description of the Bipartisan Infrastructure Law to explain its relevance to your business.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 20 and 66 of Amendment No. 1. In addition, in response to the Staff’s comment regarding the relevance of the Bipartisan Infrastructure Law to the Company’s business, the Company has revised its disclosure on page 65 of Amendment No. 1.

13.	Please disclose the duration of your patents. See Item 101(h)(vii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 67 of Amendment No. 1.

Principal Stockholders, page 75

14.	The text preceding the table of beneficial ownership and notes thereto describe the treatment of options for purposes of calculating beneficial ownership, yet the table refers to shares on an as-converted basis and includes a column for voting percentage. Please revise your disclosure to (i) clarify whether “as-converted” refers to the exercise of the options described in the table notes, or to some other basis, and (ii) explain why ownership and voting percentages might differ.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 81 of Amendment No. 1.

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Description of Securities, page 77

15.	The introductory text to this section refers to a corporate conversion. Please revise your disclosure to describe this corporate conversion or to eliminate the reference. Please also reconcile apparently inconsistent references to your charter and articles of incorporation.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 83 of Amendment No. 1.

16.	We note that non-voting common stock and Series A and B convertible preferred stock were outstanding as of December 30, 2020 (page F-4). Please revise the description of the voting rights of your common stock to reflect the non-voting common stock. Clarify whether all outstanding preferred stock will automatically convert into common stock in connection with the offering, as disclosure on page 9 appears to suggest. If any preferred stock will remain outstanding, please further revise your disclosure to describe the voting, conversion, and other rights. Refer to Item 202(a)(4) of Regulation S-K. Please also confirm the stated number of authorized stock of each class.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 83 of Amendment No. 1.

17.	Please set forth the approximate number of holders of each class of your common equity as of the latest practicable date. Refer to Item 201(b)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 83 of Amendment No. 1.

18.	Please disclose the percentage of your outstanding shares that are entitled to registration rights under the Amended and Restated Stockholder Rights Agreement, dated as of February 2, 2016. Please also file this agreement as an exhibit to your registration agreement.

Response: In response to the Staff’s comment, the Company will supplementally provide the disclosure requested on page 87 of Amendment No. 1. In addition, the Company filed this agreement as an exhibit to Amendment No. 1.

Legal Matters, page 94

19.	We note your disclosure that two firms will pass upon the validity of the shares being offered, but your exhibit index lists the legal opinion of only one firm. Please revise to reconcile this apparent inconsistency. Refer to Item 601(b)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 100 of Amendment No. 1.

Consolidated Statements of Comprehensive Loss, page F-5

20.	Please revise this statement and other sections of the filing, as applicable, to present your loss per share amounts rounded to the nearest cent (i.e., using only two decimal points), in order not to imply a greater degree of precision than exists.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-5 of Amendment No. 1.

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k. Revenue recognition, page F-10

21.	Please describe to us in detail the arrangements under which you provide certain customers with software updates that you choose to develop and enhancements related to your management software. Clearly describe to us your accounting for the revenue related to these arrangements, including when you recognize revenue—“over- time” or at a “point in time,” the related time periods and the authoritative guidance on which you are relying. Revise this note to provide clear disclosure of that policy.

Response: The Company respectfully advises the Staff that the Company offers EMS management software (either on a perpetual or on a term-based basis, usually for 12 months and sometimes for 36 months) to its customers and software support service which allows them to receive some additional features or free upgrades (i.e., unspecified software updates).  The Company provides to certain customers software updates that it chooses to develop, which the Company refers to as unspecified software updates and enhancements related to the Company’s management software through support service contracts. The Company also offers its customers product support services which include telephone support, remote diagnostics and access to on-site technical support personnel. Such software support services are mostly sold together with the EMS Management Software, and could be sold later after the software has been sold, typically for periods of up to 12 months. It should be noted that the EMS management software arrangements may be sold without software support services, as such an inclusion is at customer’s discretion.

When recording revenue, the Company follows the five steps model described under ASC 606 Revenue from contracts with customers (“ASC 606”). Specifically, when applying ASC 606 to the software support services, the Company concluded on its accounting based on the following:

Identify the contract with a customer (step 1)

The Company has concluded that a contract with a customer which includes an engagement of the software services, is identified, based on the provisions of ASC 606-10-25-1.

The Company’s customers sign a contract before receiving any goods or services from the Company. The contract establishes the rights and obligations of each party to the contract. The payment terms are specified in the contract (typically net-30/net-60). The Company assesses collectability based on customer’s ability and intent and considers, among other things, collection history with similar customers. Contracts with US customers are typically paid upfront, and other contracts are typically paid on a quarterly basis. The Company has a standard agreement and/or sales order confirmation constituting an agreement between the parties.

Identifying the performance obligation in the contract (step 2):

As described above, the software support services can either be sold with the EMS management software (as part of the initial engagement) or at a later stage (such as when an EMS management software customer decides to subscribe for such software support services subsequent to the initial engagement). The latter case involves a new engagement with the customer and is priced separately.

The Company concluded that such software support services are considered a separate performance obligation based on the provisions of ASC 606-10-25-14 and 25-19, mainly since the EMS management software can and is, sold without the services as it is functional on its own. Additionally, these services are distinct within the context of the contract as they are, in some cases, negotiated separately from the EMS management software agreement.

Determine the transaction price (step 3):

The transaction price consists of a fixed price only, as established in the contract. The Company typically receives payments from customers upfront upon signing the contract. Since the Company’s service contracts are typically for periods of up to 12 months, the Company applies the practical expedient prescribed under ASC 606-10-32-18 which allows the Company not to adjust the transaction price for effects of a significant financing component.

Allocate the transaction price to the performance obligations in the contract (step 4)

Based on the provisions of ASC 606-10-32-31 through to 32-33 the Company has established the software support services’ stand-alone selling price, based on its best estimates, in an amount that depicts the amount of consideration to which the entity expects to be entitled in exchange for transferring the promised goods or services to the customer. Accordingly, when the Company engages with a customer in a contract to sell both the EMS management software and the services, the Company allocates the transaction price based on a relative fair value.

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Recognize revenue when (or as) the entity satisfies a performance obligation (step 5)

The software support services are stand-ready obligation that are provided throughout the service period and therefore, the customer consumes and receives benefit by the Company as it performs. Accordingly, and in-line with the provisions under ASC 606-10-25-27, these services will be recognized ratably over time during the service period and the Software licenses, either perpetual or term-based will be recognized at a point in time.

This is aligned with the description under ASC 606-10-25-18e which describes a stand ready obligation as an example of a promised service.

Further, ASC 606-10-55-184 through to ASC 606-10-55-186 provide an example of a stand ready obligation and explains that: “… the entity concludes that the best measure of progress toward complete satisfaction of the performance obligation over time is a time-based measure, and it recognizes revenue on a straight-line basis…”

In response to the Staff’s comment, the Company has revised its disclosure on page F-12 of Amendment No. 1 to add that all support services are recognized over-time.

z. Share-based compensation, page F-15

22.	Please provide us an analysis of equity issuances which occurred during the last twelve months that presents the grant dates of the issuances, as well as the underlying fair value of your common shares at each grant date. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe to us the factors that contributed to these fluctuations. For equity transactions in which you estimated the fair value, please explain the significant factors, assumptions, and methodologies you used to determine fair value. Additionally, provide us the estimated offering price or range when it is available and explain to us the reasons for significant differences between recent valuations of your common shares leading up to the IPO and the estimated offering price.

Response:

Fair Value Determinations

Given the absence of an active market for the Company’s Common Shares (the “Common Shares”), the Company’s Board of Directors (the “Board”) was required to estimate the fair value of the Common Shares at the time of each share-based compensation award granted by the Company based upon several factors, including the Board’s consideration of input from management and third-party valuations (which third-party gave the Company consent to use for this purpose).

The Company further advises the Staff that the Board has considered a variety of factors in determining the fair value of the Common Shares for purposes of granting and measuring share-based compensation awards to date. In valuing the Common Shares, the Board determined the enterprise value of the Company using valuation methods it deemed appropriate under the circumstances applicable at the valuation date including methods, such as the income-based approach. The income-based approach used by the Company utilized the discounted cash flow method (“DCF”) which estimates the enterprise value of the Company based on the estimated future cash flows that the Company will generate. These future cash flows are discounted to their present values using an appropriate discount rate to reflect the risks inherent in the Company achieving these estimated cash flows.

Once an enterprise value was determined, the Company used either the option pricing method (“OPM”) or a combination of OPM and the probability weighted expected return method (“PWERM”) to allocate such value to its Common Shares (the “Hybrid Method”). The OPM treats common and preferred shares as call options on a business, with exercise prices based on the liquidation preferences, participation rights and exercise prices of the equity instruments. The Common Shares only have value if the funds available for distribution to the holders of Common Shares exceed the value of the liquidation preference of the preferred stock at the time of a liquidity event, such as a merger, sale, or an initial public offering (“IPO”), assuming the business has funds available to make a liquidation preference meaningful and collectible by shareholders. The Common Shares are modeled as call options with a claim on the business at an exercise price equal to the remaining value immediately after any preferred shares are liquidated. The OPM typically uses the Black-Scholes option pricing model to price the call option. Due to the distribution structure of the different types of the Company’s shares that requires distribution assumptions on multiple input parameters the Monte Carlo simulation was used to price the call option. The estimated per share value of the Common Shares derived from the OPM may then be discounted by a non-marketability factor due to the fact that stockholders of private companies do not have access to trading markets similar to those enjoyed by stockholders of public companies, which impacts liquidity. The discount for a lack of marketability (“DLOM”) is determined using the Finnerty model that estimates a DLOM of securities by using an option pricing theory.

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Under PWERM, the value of a company’s common shares is estimated based upon an analysis of future values for the entire enterprise assuming various outcomes. For each of the various scenarios, an enterprise value is estimated and the rights and preferences for each shareholder class are considered to allocate the enterprise value to Common shares. The common share value is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. The resulting value of the Common shares is then multiplied by an estimated probability for each scenario. The probability and timing of each scenario are based on discussions between the Board and management. Once the estimated per share value of the Common shares derived from the PWERM is calculated, a DLOM may then be applied to account for a lack of access to an active public market.

The Hybrid Method estimates the PWERM across multiple scenarios in combination with the OPM to allocate the estimated equity value within one or more of the scenarios. The Hybrid Method is appropriate for a company expecting a near term liquidity event, but where, due to market or other factors, the likelihood of completing the liquidity event is uncertain. The Hybrid Method considers a company’s going concern nature, stage of development and the company’s ability to forecast near and long-term future liquidity scenarios. In the Company’s hybrid method, besides staying private scenario treated by OPM model as described above, several IPO scenarios were considered. The enterprise value was determined for scenarios using various approaches. Once the equity value was determined for each scenario, the Company used the OPM to allocate value in the stay private scenario and the PWERM to allocate value in the IPO scenario(s), before applying a DLOM. The relative probabilities between the future exit scenarios were determined by management based on the information known to it at the time of the grant and an analysis of performance and market conditions at the time, including then current IPO valuations of similarly situated companies and expectations as to the timing and likely prospects of future event scenarios.

As of December 31, 2021, the fair value of the Common Share was estimated at $0.0466 by utilizing the Hybrid Method that incorporated two scenarios: 1) IPO scenario and 2) remain private scenario. The weighted probability given to the IPO and a remain private scenario was 37.5% and 62.5%, respectively.

Under the IPO scenario, the IPO’s share price was estimated based on discussions between the Company and the underwriters, resulting in an estimated value range per Common Share. A DLOM of 8% was applied. Under the remain private scenario, the DCF method was applied to estimate the equity value of the Company and the OPM model to allocate the resulting equity value to the various classes of securities of the Company, resulting in a value of $0.0334 per common share, prior to a discount for the lack of marketability. A DLOM of 28% was applied, resulting in a per Common Share value of approximately $0.0239.

A summary of the Company’s stock option grants and the estimated fair values used to calculate stock-based compensation charges for the period starting February 2021 through the date of this letter are set forth below:

Date of Grant	Number of Shares Subject to Awards Granted	Exercise Price Per Share(1)(2)	Deemed Fair Value Per Common Share for Financial Reporting
May 27, 2021	1,990,000	$0.0296	$0.0296

(1)	Israeli Laws including tax laws do not prohibit, sanction or fine options granted to employees with an exercise price below fair value; for accounting purposes, the compensation charge is taken by the Company for the full fair value per option of such grants.
(2)	The awards were approved by the Company board of directors

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May 27,2021 Grant

The Company believes that it is important to elaborate upon how it determined the fair value of the Common Shares underlying the grant. The Company’s Board, with input from management, determined the fair value of the Common Shares underlying these awards to be $0.0296 per share, based on a valuation report from an independent third-party valuation firm as of December 31, 2020 (the “December 2020 Valuation”) using the DCF method.

The Board determined that as of the grant date, no material changes had occurred in the assumptions used by the independent third-party valuation firm in the December 2020 Valuation. Accordingly, the Company believes that the $0.0296 per Common Share was an appropriate fair value established by the Board for the May 27, 2021 Grant.

As of the date of this letter, the Company does not know the estimated offering price or range. Therefore, the Company will supplementally explain the reasons for significant differences between recent valuations to the IPO midpoint price once it becomes aware of the estimated preliminary price range of its IPO offering price.

General

23.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it did not undertake any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. Should the Company undertake any such written communication following the submission of this letter, the Company will supplementally provide the Staff with a copy of any such written communications made to potential investors in reliance on Section 5(d) of the Securities Act.

Sincerely,

/s/ Eyal Peled

cc: Tuvia Barlev, Chief Executive Officer

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